L'ORÉAL


SEC MAIL PROCESSING
RECEIVED
OCT 24 2003
WASH, D.C.
SECTION

L'OREAL
International Financial Information Department


03032913

22nd October, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Nine-month sales

Very truly yours,

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

The International Financial Information Director

François ARCHAMBAULT

dlw 10/29

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 135 212 432 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100


SEC MAIL PROCESSING
RECEIVED
OCT 2 4 2003
WASH. D.C. 155 SECTION

Clichy, Wednesday 22nd October 2003
6:30pm

NEWS RELEASE

L'ORÉAL

NINE-MONTH SALES: 10.5 BILLION EUROS
ANNUAL GROWTH TARGETS CONFIRMED

The consolidated sales of L'ORÉAL at 30th September 2003 amounted to € 10.5 billion.

Sales growth compared with the 9 months ending 30th September 2002 was +6.5% like-for-like, i.e. with identical structure and exchange rates, and –2.7% based on consolidated figures.

The impact of exchange rate fluctuations, negative at 10.5% for the first six months, amounted to –9.3% for the first nine months.

Like-for-like sales growth

	At 30th September 2003	
	Millions of euros	**Like-for-like growth**
By division		
Professional Products	1,446	+ 8.4 %
Consumer Products	5,783	+ 7.6 %
Luxury Products	2,421	+ 1.9 %
Active Cosmetics	590	+ 11.1 %
By geographic zone		
Western Europe	5,510	+ 5.0 %
North America	2,845	+ 4.2 %
Rest of the World	1,964	+ 14.2 %
Cosmetics total	**10,319**	**+ 6.4 %**
Dermatology	212	+ 9.6 %
Group total	**10,544**	**+ 6.5 %**

Sales growth in the third quarter at +5.2% was higher than in the second quarter, and in line with the annual forecast.

The following remarks can be made about the sales figures for the first nine months of 2003.

The Professional Products Division continued to achieve steady growth, making significant market share gains.

The Consumer Products Division also won market shares, thanks especially to the dynamism of products launched at the start of the year, despite a sluggish cosmetics market, particularly in the United States.

The Luxury Products Division achieved a significant sales upturn.

The Active Cosmetics Department again achieved very strong growth, especially thanks to the contribution of new markets.

At the same time as the announcement of these figures, Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'OREAL, declared: "The strong growth achieved since September and the intense programme of new product launches in the fourth quarter suggest we can hope for an increase in sales of around 7% for the year as a whole. In view of these facts, I can confirm that the target in 2003 is to achieve another year of double-digit growth for net operational profit ".

Contacts at L'ORÉAL

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33.1.47.56.83.45
http://www.loreal-finance.com

Analysts and Institutional Investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33.1.47.56.40.24
http://www.loreal.com

*For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the **Internet site** for shareholders and investors, **http://www.loreal-finance.com**, or loreal-finance.com mobile edition on your PDA; alternatively call the **phone number: +33.1.58.13.51.36.***

L'OREAL – 41 rue Martre – 92117 CLICHY – France